UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

NANOSTRING TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-35980	20-0094687
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

530 Fairview Avenue N., Suite 2000

Seattle, Washington 98109

(Address of principal executive offices)

R. Bradley Gray

President and Chief Executive Officer

(206) 378-6266

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

NanoString Technologies, Inc. (the “Company”) determined that only two of its products, the two instruments comprising the nCounter Analysis System, contain conflict materials as defined in Rule 13p-1 under the Securities Exchange Act of 1934, as amended. The Company performed a reasonable country of origin inquiry and concluded that the origin of some of such conflict materials could not be determined. As such, the Company proceeded to exercise due diligence in accordance with the OECD framework on the source and chain of custody of the conflict materials.

The Company has prepared a Conflict Minerals Report, which is filed as an exhibit to this Form SD. The Conflict Minerals Report includes a discussion of the due diligence procedures performed, the ultimate determination of origin and conflict status reached, and the disclosures required by the SEC.

The Company has disclosed the information above, along with a copy of its Conflict Minerals Report, on its website at http://investors.nanostring.com/governance.cfm.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.02 of this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NANOSTRING TECHNOLOGIES, INC.

	/s/ R. Bradley Gray	June 2, 2014
By:	R. Bradley Gray	Date
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

1.02	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.